Free Writing Prospectus
Filed pursuant to Rule 433
Registration Statement No. 333-133913
May 18, 2006
Aaron Rents, Inc.
Common Stock
4,000,000 Shares

Issuer	Aaron Rents, Inc.

Common stock offered
By the issuer	3,000,000 shares
By the selling shareholder	1,000,000 shares

Overallotment option
From the issuer	450,000 shares
From the selling shareholder	150,000 shares

Public offering price	$25.75 per share

Underwriting discount
		Per share
	Gross spread	$1.2875
	Selling concession	0.77
	Reallowance	0.10

Settlement and delivery date	May 24, 2006

Use of proceeds	Repayment of approximately $73.0 million of the issuer’s outstanding bank debt.

Underwriters	SunTrust Capital Markets, Inc.	1,300,000
	Morgan Keegan & Company, Inc.	1,000,000
	Stifel, Nicolaus & Company, Incorporated	800,000
	Wachovia Capital Markets, LLC	500,000
	BB&T Capital Markets, A division of
	Scott & Stringfellow, Inc.	400,000

	Total	4,000,000

Additional Information: Aaron Rents wishes to point out that the preliminary prospectus contains a typographical error on page 6 in the risk factors. Aaron Rents estimates that start-up expenses for new stores, referred to as new store drag, reduced net earnings, rather than pre-tax earnings, by $8.0 million, or $0.16 per diluted share, during 2005.
The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling (404) 926-5744.